Orion Engineered Carbons S.A. Announces New Head of Rubber Carbon Black Segment

LUXEMBOURG--(BUSINESS WIRE)--Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that Erik Thiry has been named Senior Vice President, Rubber Carbon Black, effective immediately. Mr. Thiry has been the Senior Vice President, Business Development and a member of the executive management team since May 2012. In his former position, Mr. Thiry has worked closely with both the Rubber and Specialty Carbon Black business lines. He also has over 15 years of experience in management consulting, including the chemical industry, at a global consulting firm.
In this role Mr. Thiry will provide leadership to the business line on a worldwide basis. He will also continue to support the Business Development function for the time being.
Mr. Thiry holds a master’s degree in business management and mechanical engineering from the University of Kaiserslautern, Germany.
About Orion Engineered Carbons
Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion Engineered Carbons runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com